SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)1

Bsquare Corporation
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Richard A Karp

c/o TicTran Corp

849 Independence Ave Ste B

Mountain View CA 94043

(650) 396-8156

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 15, 2023

(Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

            Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

 _________________________________

1         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Richard A. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,101
	8	SHARED VOTING POWER 1,303,015
	9	SOLE DISPOSITIVE POWER 5,101
	10	SHARED DISPOSITIVE POWER 1,303,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

2

1	NAME OF REPORTING PERSONS Richard A. Karp Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 562,199
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 562,199
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 562,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Richard A. Karp trust for John L Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 220,816
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 220,816
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,816
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS Richard A. Karp trust for Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 230,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 230,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

5

1	NAME OF REPORTING PERSONS Richard A. Karp Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS Richard A. Karp Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

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The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed in Amendment No. 2, on October 17, 2022, the Richard A Karp Trust entered into an agreement (the “Agreement”) with the Issuer regarding the structure of the Issuer’s Board of Directors (the “Board”). The Agreement provided for, among other matters, that Richard A. Karp would be given expedited consideration by the Issuer to being appointed to the Board or being nominated to the Board as a part of the Issuer’s slate of director nominees at the 2023 annual meeting of shareholders (the “2023 Annual Meeting”). On June 15, 2023, and pursuant to the terms of the Agreement, Mr. Karp was elected as a Class I director at the 2023 Annual Meeting.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,986,485 Shares outstanding, as of April 30, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on May 11, 2023.

A.	Richard A. Karp Trust

	(a)	As of the close of business on June 16, 2023, the Richard A. Karp Trust beneficially owned 562,199 Shares.

Percentage: 2.8%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 562,199
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 562,199

	(c)	The Richard A. Karp Trust has not entered into any transactions in the Shares during the past sixty days.

B.	JKT

	(a)	As of the close of business on June 16, 2023, JKT beneficially owned 220,816 Shares.

Percentage: 1.1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 220,816
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 220,816

	(c)	JKT has not entered into any transactions in the Shares during the past sixty days.

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C.	MKT

	(a)	As of the close of business on June 16, 2023, MKT beneficially owned 230,000 Shares.

Percentage: 1.2%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,000

	(c)	MKT has not entered into any transactions in the Shares during the past sixty days.

D.	Karp Foundation

	(a)	As of close of business on June 16, 2023, the Karp Foundation beneficially owned 250,000 Shares.

Percentage: 1.3%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 250,000

	(c)	The Karp Foundation has not entered into any transactions in the Shares during the past sixty days.

E.	Richard A. Karp

	(a)	As of the close of business on June 16, 2023, Richard A. Karp beneficially owned 1,308,116 Shares.

Percentage: 6.5%

	(b)	1. Sole power to vote or direct vote: 5,101
2. Shared power to vote or direct vote: 1,303,015
3. Sole power to dispose or direct the disposition: 5,101
4. Shared power to dispose or direct the disposition: 1,303,015

	(c)	Richard A. Karp has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2023

Richard A. Karp Trust

By:	/s/ Richard A. Karp
Name:	Richard A. Karp
Trustee

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